UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

Webster Plaza

Waterbury, CT 06702

Telephone (860) 751-7185

WEBSTER BANK

RETIREMENT SAVINGS PLAN

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Webster Bank Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 24, 2010

Webster Bank Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Investments, at fair value:
Registered investment companies	$136,034,293	$95,511,471
Common/collective trust fund	26,160,238	25,486,863
Common stock	20,049,005	18,311,698
Money market fund	988,481	—
Other investments	43,416	958
Participant loans	4,352,612	3,449,818

Total investments	187,628,045	142,760,808

Receivables:
Employer contributions	660,571	804,473
Participant contributions	573,723	522,892
Other	11,983	10,649

Total receivables	1,246,277	1,338,014

Net assets reflecting investments at fair value	188,874,322	144,098,822
Adjustment of fair value to contract value for fully benefit-responsive investment contracts	486,454	1,374,813

Net assets available for benefits	$189,360,776	$145,473,635

See accompanying notes.

Webster Bank Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions
Investment income:
Interest	$241,144	$286,609
Dividends	3,168,672	6,134,638

	3,409,816	6,421,247
Contributions:
Participant	12,902,414	13,943,136
Employer	11,947,753	15,098,374
Rollover	463,510	421,278

	25,313,677	29,462,788

Total additions	28,723,493	35,884,035

Deductions
Benefits paid to participants	14,283,377	24,205,009
Administrative expenses	55,417	28,391

Total deductions	14,338,794	24,233,400

Net appreciation (depreciation) in fair value of investments	29,502,442	(78,816,259)

Net increase (decrease)	43,887,141	(67,165,624)
Net assets available for benefits:
Beginning of year	145,473,635	212,639,259

End of year	$189,360,776	$145,473,635

See accompanying notes.

Webster Bank Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, amended (ERISA). The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (“Webster” or the Company). Fidelity Management Trust Company is the trustee and record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant’s election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligibility service. See Note 12 for recent changes in the Plan’s eligibility provisions. Participants in the Plan may change their contribution amounts, investment options, or cease contributions at any time during the plan year.

The Plan also maintained an Employee Stock Ownership Plan (ESOP) feature. The ESOP portion of the Plan constituted a stock bonus plan established pursuant to Section 401(a) of the Code and was intended to constitute an employee stock ownership plan under Section 407 (d)(6) of ERISA and Section 4975(e)(7) of the Code. The ESOP portion of the Plan was designed to be invested primarily in shares of common stock of Webster. At December 31, 2009, there were no remaining balances in the ESOP. See Note 4 for changes in non-participant directed investments.

Contributions

Effective January 1, 2008 through February 28, 2009, Webster matched 100% of the first 2% of employee’s pre-tax contributions and 50% of the next 4% of an employee’s pretax contributions based on annual compensation, which were limited to $16,500 during 2009 and $15,500 in 2008. During the period from January 1, 2008 to February 28, 2009, Webster also made non-elective contributions to all plan participants equal to 2% of compensation. Employees age 35 or over on January 1, 2008 who were participants in the Webster Bank Pension Plan (the “Pension Plan”) prior to the plan being frozen also received special transition credits ranging from 1% to 6% of compensation.

Effective March 1, 2009, Webster matches 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation. If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation. The 2% non-elective contribution has been eliminated. However, Webster continues to contribute the special transition credits under the Pension Plan.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in 100% of their pre-tax contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. A participant’s account vests in two or three years, depending on the employment date of the participant. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Participant Loans

Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. The balance in a participant’s ESOP account cannot be considered in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account), benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained, and a participant’s “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires (whichever is later).

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

Forfeitures

At December 31, 2009 and 2008 forfeited non-vested accounts totaled $60,333 and $38,618 respectively. These accounts will be used to reduce future employer contributions. Also in 2009, employer contributions were reduced by $204,803 from forfeited non-vested accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles “GAAP” requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Accounting Standards Codification

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. On that date, the ASC became FASB’s officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for future discussion of fair value measurements.

Fidelity Managed Income Portfolio, a common/collective trust fund, invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contact value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Changes in the fair value of fully responsive investment contracts, and all other investments, are included in net appreciation/depreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the statements of changes in net assets available for benefits.

New Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting year ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the year ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks pertaining to its investments within the scope of this guidance. Refer to Note 6 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3. Investments

Fidelity Management Trust Company is the Plan’s trustee. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. However, a participant may not direct the unvested balance in his or her value sharing account until it is fully vested. In addition, prior to 2009, a participant could not direct the balance in the ESOP component of his or her account that was not previously converted into cash unless certain age and service requirements were met.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2009	2008
Registered investment companies:
PIMCO Total Return Fund – Institutional Class	$16,868,187	$13,170,430
American Funds Growth Fund of America Class R4	15,495,905	11,331,123
Fidelity Diversified International Fund*	13,070,557	9,865,401
Fidelity Mid Cap Stock Fund*	10,879,664	—
Fidelity Growth Company Fund*	9,664,904	—
Fidelity Small Cap Stock Fund*	9,346,270	—
Common/collective trust fund:
Fidelity Managed Income Portfolio*	26,160,238	25,486,863
Common stock:
Webster Financial Corporation*	20,049,005	18,311,698

*	Indicates party-in-interest to the Plan

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

A summary of net appreciation/depreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment is as follows:

	Year Ended December 31
	2009	2008
Registered investment companies	$29,268,270	$(55,734,379)
Webster Financial Corporation common stock	234,172	(23,081,880)

	$29,502,442	$(78,816,259)

4. Non-Participant-Directed Investments

All investments in the Plan are participant directed with the exception of any unvested (prior to 2009) participant ESOP accounts.

Net assets relating to non-participant-directed investments (including amounts invested in qualified default investment alternatives established under the Plan) were comprised of the following:

	December 31
	2009	2008
Common stock	$—	$4,500,496
Common/collective trust fund	—	3,656,485
Registered investment companies	—	1,132,182

	$—	$9,289,163

Changes in net assets relating to non-participant-directed investments were as follows:

	Year Ended December 31
	2009	2008
Interest and dividends	$7,966	$599,185
Net depreciation	(58,427)	(6,706,988)
Benefits paid to participants	(57,727)	(1,284,969)
Transfers to participant-directed investments	(9,180,975)	(159,214)

	$(9,289,163)	$(7,551,986)

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the frame work for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities inactive markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The investments valued at net asset value (NAV) as a practical expedient for fair value have no restrictions on redemptions and there are no unfunded commitments at December 31, 2009 and no plans to sell investments at December 31, 2009 other than normal participant redemptions at the stated NAV.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered Investment Companies

The shares of registered investment companies are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Registered investment company NAVs are quoted in an active market.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

Common/Collective Trust Funds

Investments in common collective trust funds are valued using the NAV provided by the administrator of the fund as determined by estimating the fair value of the underlying assets, based primarily on observable inputs, held in the fund. NAV is used as a practical expedient for fair value.

Common Stock

Webster common stock is stated at fair value as quoted on a recognized securities exchange as of the last trading day of the Plan year.

Participant Loans

Loans to plan participants are valued at cost, plus accrued interest, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total
Registered investment companies	$136,034,293	$—	$—	$136,034,293
Common/collective trust fund	—	26,160,238	—	26,160,238
Common stocks	20,049,005	—	—	20,049,005
Money market fund	988,481	—	—	988,481
Other investments	43,416	—	—	43,416
Participant loans	—	—	4,352,612	4,352,612

	$157,115,195	$26,160,238	$4,352,612	$187,628,045

	December 31, 2008
	(Level 1)	(Level 2)	(Level 3)	Total
Registered investment companies	$95,511,471	$—	$—	$95,511,471
Common/collective trust fund	—	25,486,863	—	25,486,863
Common stocks	18,311,698	—	—	18,311,698
Other investments	958	—	—	958
Participant loans	—	—	3,449,818	3,449,818

	$113,824,127	$25,486,863	$3,449,818	$142,760,808

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

The following table sets forth a summary of changes in the fair value of participant loans for the year ended December 31, 2009:

Balance beginning of year	$3,449,818
Purchases, issuances and repayments, net	902,794

Balance, end of year	$4,352,612

6. Investment in Common/Collective Trust Fund

The Plan invests in a benefit-responsive common/collective trust fund which invests in the Fidelity Managed Income Portfolio (the Portfolio). The Portfolio may be invested in fixed-income securities, money market funds and derivative instruments (such as swap agreements), and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to maintain a constant net asset value. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, the common/collective trust fund is a fully benefit-responsive investment for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Fidelity Management Trust Company that is designed to induce or influence participants to avoid investing in the Portfolio or to transfer assets out of the Portfolio, and (6) any transfer of assets from the fund directly to a competing investment option. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Average yields for the Portfolio were as follows:

	Year Ended December 31
	2009	2008
Based on actual earnings	3.16%	3.57%
Based on interest rate credited to participants	1.20%	3.04%

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

7. Related-Party Transactions

Certain of the Plan’s investments are managed by Fidelity Investments Institutional Operations Company. Fidelity Management Trust Company is an affiliate of Fidelity Investments Institutional Operations Company and is the Trustee as defined by the Plan, thus these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services amounted to $55,417 and $28,391 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 1,689,048 shares and 1,328,861 shares of Webster common stock, respectively, with fair value of $20,049,005 and $18,311,698, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from Webster common stock of $57,662 and $1,228,492, respectively.

8. Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plan Committee, which is appointed by the Bank’s Board of Directors.

9. Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s tax counsel believes the Plan is designed to be in compliance with the applicable requirements of the IRC.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$189,360,776	$145,473,635
Less adjustment of contract value to fair value for the Plan’s investment in the common/collective trust fund	(486,454)	(1,374,813)

Net assets available for benefits per Form 5500	$188,874,322	$144,098,822

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	Year Ended December 31
	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$43,887,141	$(67,165,624)
Net adjustment of fair value to contract value for the Plan’s investment in the common/collective trust fund	888,359	(1,128,651)

Net increase (decrease) in net assets available for benefits per Form 5500	$44,775,500	$(68,294,275)

12. Amendments

The Plan was amended during the 2009 plan year. The following information is meant to provide only a brief description of the amendments to the Plan during the 2009 plan year. The Plan agreement should be referenced for complete information.

Effective March 1, 2009, the following amendments were adopted:

(a)	Eligible employees who have reached age 21 can elect to make pre-tax contributions to the Plan beginning as of their date of hire.

(b)	Eligible employees hired on or after March 1, 2009 will become eligible to receive employer contributions after attaining age 21 and completing one year of service. Employees hired prior to March 1, 2009 will remain eligible to receive employer contributions after reaching age 21 and completing 90 days of service.

(c)	Matching contributions will equal 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation.

Webster Bank Retirement Savings Plan

Notes to Financial Statements (continued)

(d)	If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation.

(e)	The 2% nonelective contribution has been eliminated.

Effective August 20, 2009, the Plan was amended to exclude income relating to the purchase of shares of common stock under the Webster Financial Corporation Executive Stock Purchase Plan from the definition of compensation for purposes of the Plan. Under such plan, executives who are receiving a salary increase on or after August 20, 2009 can elect to receive the increase in shares of common stock of Webster Financial Corporation rather than in cash. An executive who receives shares of common stock will recognize ordinary income as if the increase were paid in cash. The amendment excludes this income from the definition of compensation for the Plan.

On December 15, 2009, the Bank’s Board of Directors adopted amendments to the Plan to incorporate certain changes enacted by the Pension Protection Act of 2006 including:

(i)	180 Day Notice and Consent Period – The period for providing a terminated participant with a notice concerning the time and form of payment of his or her benefits is the 180 day period rather than the 90 day period preceding the participant’s benefit commencement date.

(ii)	Rollover to Roth IRA – For distributions occurring after December 31, 2007, a participant may elect to roll over his or her lump sum distribution from the Plan into a Roth individual retirement account (IRA).

(iii)	Direct Rollover to the Inherited IRA of a Non-Spouse Beneficiary – For distributions occurring in plan years beginning on or after January 1, 2010, a nonspouse beneficiary will be able to elect to rollover an eligible rollover distribution of a deceased participant’s death benefits to an IRA.

13. Subsequent Events

On June 14, 2010, the Board of Directors of the Bank amended the Plan to require the plan administrator to offer Webster common stock as an investment option under the Plan. Prior to that date, the Plan administrator had discretion regarding whether or not to offer Webster common stock as an investment option.

Webster Bank Retirement Savings Plan

Plan No. 003 EIN 06-0273620

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Number of Shares/Units Held	Fair Value
Registered investment companies
PIMCO Total Return Fund-Institutional Class	1,561,869 shares	$16,868,187
American Funds Growth Fund of America Class R4	571,594 shares	15,495,905
Fidelity Diversified International Fund *	466,806 shares	13,070,557
Fidelity Mid Cap Stock Fund *	464,546 shares	10,879,664
Fidelity Growth Company Fund *	140,112 shares	9,664,904
Fidelity Small Cap Stock Fund *	586,341 shares	9,346,270
Fidelity Balanced Fund *	533,438 shares	8,727,043
Fidelity Equity-Income Fund *	164,993 shares	6,457,821
American Funds Washington Mutual Investors Fund Class R4	260,039 shares	6,386,561
Fidelity Worldwide Fund *	375,451 shares	6,033,501
Fidelity Freedom 2020 Fund *	407,342 shares	5,112,146
Spartan Total Market Index Fund	151,835 shares	4,793,421
Fidelity Freedom 2030 Fund *	275,574 shares	3,414,358
Davis NY Venture A	109,018 shares	3,377,373
Fidelity Freedom 2010 Fund *	255,716 shares	3,199,009
Fidelity Freedom 2040 Fund *	354,928 shares	2,541,281
Fidelity Freedom 2015 Fund *	219,380 shares	2,285,937
Fidelity Freedom 2025 Fund *	219,386 shares	2,279,420
Fidelity Freedom 2035 Fund *	114,782 shares	1,177,666
Dodge & Cox International Fund	35,863 shares	1,142,252
Fidelity Freedom 2050 Fund *	122,471 shares	1,022,632
Fidelity Freedom 2045 Fund *	103,920 shares	880,203
Royce Pennsylvania Mutual Investment Fund	49,286 shares	465,752
Fidelity Freedom Income Fund *	35,042 shares	376,346
Fidelity Freedom 2000 Fund *	30,822 shares	349,825
Fidelity Value Fund *	5,051 shares	287,626
Spartan International Index Fund	7,294 shares	243,985
Fidelity Freedom 2005 Fund *	15,419 shares	154,648

Total registered investment companies		136,034,293

Webster Bank Retirement Savings Plan

Plan No. 003 EIN 06-0273620

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

Identity of Issue	Number of Shares/Units Held	Fair Value
Common/collective trust fund
Fidelity Managed Income Portfolio *	26,646,692 shares	$26,160,238
Common stock
Webster Financial Corporation *	1,689,048 shares	20,049,005
Money market fund
Fidelity US Treasury MM *	988,481 shares	988,481
Other investments
Fidelity Brokerage Link *		43,416
Participant loans
Interest range: 3.25% to 10.50% with various maturity dates		4,352,612

		$187,628,045

*	Indicates party-in-interest to the Plan.

Note: All investments are directed by participants, thus the cost of each investment is not presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK RETIREMENT SAVINGS PLAN

Date: June 25, 2010	By:	/s/ JEFFREY N. BROWN
Jeffrey N. Brown Chairman of the Retirement Plans Committee

Date: June 25, 2010	By:	/s/ THERESA M. MESSINA
Theresa M. Messina Member of the Retirement Plans Committee

Date: June 25, 2010	By:	/s/ BRUCE E. WANDELMAIER
Bruce E. Wandelmaier Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm